Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 11, 2021

Erin Purnell U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Edify Acquisition Cop.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 6, 2021

File No. 333-251775

Dear Ms. Purnell:

On behalf of our client, Edify Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 11, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Erin Purnell January 11, 2021 Page 2

Amendment No. 1 to Registration Statement on Form S-1 filed January 6, 2021

Exhibits

1. We note that the form of warrant agreement filed as exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The disclosure on page 57 and page 128 have been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner